WHITE & CASE
S.C.

UNITED STATES
LOS ANGELES
MIAMI
NEW YORK
WASHINGTON, D.C.

EUROPE
BRUSSELS
BUDAPEST
HELSINKI
ISTANBUL
LONDON
MOSCOW
PARIS
PRAGUE
STOCKHOLM
WARSAW

AFRICA
JOHANNESBURG

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (52-5) 540-9600
FACSIMILE: (52-5) 540-9699

ASIA
ALMATY
ANKARA
BANGKOK
BOM

02028499

AST
JEDDAH
RIYADH

LATIN AMERICA
MEXICO CITY
SÃO PAULO

April 12, 2002

File Number: 82-4611

BY HAND

SUPPL

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
APR 16 2002
1086

Re: Nadro, S.A. de C.V./Rule 12g3-2(b) File Number: **82-4611**

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Nadro, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i),(B) and (iii), an English version of the financial report for the Fourth Quarter of 2001, provided to the Mexican Stock Exchange ("BMV");

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan G. de Ortega

Susan Grisso de Ortega

Enclosures

cc: Alfredo Romero C.
Alberto Sepúlveda C. (without enclosures)

A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** Quarter: **4** Year: **2001**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,969,874**	**100**	**4,966,295**	**100**
2	**CURRENT ASSETS**	**5,333,970**	**89**	**4,362,271**	**88**
3	CASH AND SHORT-TERM INVESTMENTS	603,171	10	194,173	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,980,983	33	1,838,209	37
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,908	0	1,895	0
6	INVENTORIES	2,744,908	46	2,327,994	47
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**898**	**0**	**905**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	898	0	905	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**616,469**	**10**	**589,883**	**12**
13	PROPERTY	474,440	8	446,249	9
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	386,110	6	372,044	7
16	ACCUMULATED DEPRECIATION	261,658	4	239,207	5
17	CONSTRUCTION IN PROGRESS	17,577	0	10,797	0
18	**DEFERRED ASSETS (NET)**	**982**	**0**	**1,092**	**0**
19	**OTHER ASSETS**	**17,555**	**0**	**12,144**	**0**
20	**TOTAL LIABILITIES**	**3,719,784**	**100**	**2,889,508**	**100**
21	**CURRENT LIABILITIES**	**2,824,237**	**76**	**2,118,619**	**73**
22	SUPPLIERS	2,806,398	75	1,988,918	69
23	BANK LOANS	0	0	52,202	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	(21,083)	(1)	3,455	0
26	OTHER CURRENT LIABILITIES	38,922	1	74,044	3
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**877,991**	**24**	**758,745**	**26**
32	**OTHER LIABILITIES**	**17,556**	**0**	**12,144**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,250,090**	**100**	**2,076,787**	
100					
36	**CONTRIBUTED CAPITAL**	**2,203,010**	**98**	**1,779,969**	**86**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,418,718	63	1,011,428	49
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	781,570	35	765,819	37
39	PREMIUM ON SALES OF SHARES	2,722	0	2,722	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**47,080**	**2**	**296,818**	**14**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,379,165	61	1,622,247	78
43	REPURCHASE FUND OF SHARES	140,195	6	139,930	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,852,379)	(82)	(1,759,142)	(85)
45	NET INCOME FOR THE YEAR	380,099	17	293,783	14

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**603,171**	**100**	**194,173**	**100**
46	CASH	603,171	100	194,173	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**982**	**100**	**1,092**	**100**
48	AMORTIZED OR REDEEMED	982	100	1,092	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,824,237**	**100**	**2,118,619**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	2,824,237	100	2,118,619	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**38,922**	**100**	**74,044**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	38,922	100	74,044	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**877,991**	**100**	**758,745**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	877,991	100	758,745	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**17,556**	**100**	**12,144**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	17,556	100	12,144	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,852,379)**	**100**	**(1,759,142)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,852,379)	(100)	(1,759,142)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,509,733	2,243,652
73	PENSIONS FUND AND SENIORITY	28,754	26,296
74	EXECUTIVES (*)	59	74
75	EMPLOYERS (*)	1,899	1,722
76	WORKERS (*)	2,123	2,196
77	CIRCULATION SHARES (*)	614,845,680	614,845,680
78	REPURCHASED SHARES (*)	750,000	750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**16,317,260**	**100**	**16,002,688**	**100**
2	COST OF SALES	14,764,045	90	14,470,453	90
3	**GROSS INCOME**	**1,553,215**	**10**	**1,532,235**	**10**
4	OPERATING	1,050,029	6	1,021,421	6
5	**OPERATING INCOME**	**503,186**	**3**	**510,814**	**3**
6	TOTAL FINANCING	(9,659)	0	(2,019)	0
7	**INCOME AFTER FINANCING COST**	**512,845**	**3**	**512,833**	**3**
8	OTHER FINANCIAL OPERATIONS	(18,160)	0	(22,451)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**531,005**	**3**	**535,284**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	198,923	1	179,653	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**332,082**	**2**	**355,631**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**332,082**	**2**	**355,631**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**332,082**	**2**	**355,631**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	(48,017)	0	45,362	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	16,486	0
18	**NET CONSOLIDATED INCOME**	**380,099**	**2**	**293,783**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**16,317,260**	**100**	**16,002,688**	**100**
21	DOMESTIC	16,317,260	100	16,002,688	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(9,659)**	**100**	**(2,019)**	**100**
24	INTEREST PAID	4,901	51	5,332	264
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	37,413	387	41,896	2,075
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	22,853	237	34,545	1,711
8	**OTHER FINANCIAL OPERATIONS**	**(18,160)**	**100**	**(22,451)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(18,160)	(100)	(22,451)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**198,923**	**100**	**179,653**	**100**
32	INCOME TAX	71,922	36	91,607	51
33	DEFERED INCOME TAX	116,064	58	52,956	29
34	WORKERS' PROFIT SHARING	7,755	4	31,768	18
35	DEFERED WORKERS' PROFIT SHARING	3,182	2	3,322	2

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** YEAR **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	20,781,279	20,406,428
37	NET INCOME OF THE YEAR	2,460	153,267
38	NET SALES (**)	16,317,260	16,002,688
39	OPERATION INCOME (**)	503,186	510,814
41	NET CONSOLIDATED INCOME (**)	380,099	293,783

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**380,099**	**293,783**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	164,725	97,525
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**544,824**	**391,308**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	328,281	15,443
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**873,105**	**406,751**
6	CASH FLOW FROM EXTERNAL FINANCING	(52,199)	(118,431)
7	CASH FLOW FROM INTERNAL FINANCING	(112,921)	(60,998)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(165,120)**	**(179,429)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(298,986)**	**(313,142)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	408,999	(85,820)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	194,172	279,993
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	603,171	194,173

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**164,725**	**97,525**
13	DEPRECIATION AND AMORTIZATION FOR THE	45,479	41,247
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	119,246	56,278
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**328,281**	**15,443**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(142,774)	116,102
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(416,914)	(52,849)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(20,003)	6,763
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	817,480	(53,095)
22	+ (-) INCREASE (DECREASE) IN OTHER	90,492	(1,478)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(52,199)**	**(118,431)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(52,202)	(118,434)
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	3	3
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(112,921)**	**(60,998)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	10,580	75,953
31	(-) DIVIDENS PAID	(128,983)	(136,951)
32	+ PREMIUM ON SALE OF SHARES	5,482	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(298,986)**	**(313,142)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(52,880)	(59,741)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(246,106)	(253,401)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** **2001**

NADRO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.33	%	1.84	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	16.89	%	14.15	%
3	NET INCOME TO TOTAL ASSETS (**)	6.37	%	5.92	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	45.95	%	30.02	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(6.01)	%	(11.76)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.73	times	3.22	times
7	NET SALES TO FIXED ASSETS (**)	26.47	times	27.13	times
8	INVENTORIES ROTATION (**)	5.38	times	6.22	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	10.21	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.31	%	58.18	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.65	times	1.39	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	102.67	times	95.80	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.39	times	5.54	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.89	times	2.06	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.92	times	0.96	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.43	times	1.51	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.36	%	9.17	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.34	%	2.45	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.01	%	0.10	%
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	178.15	times	76.28	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	31.61	%	66.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	68.39	%	34.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	17.69	%	19.08	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.62		$ 0.48	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.66		$ 3.38	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.21		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.87	times	3.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	5.17	times	24.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro
Nadro, S.A. de C.V.

Quarter: 4 Year: 2001

GENERAL DIRECTOR'S REPORT (1)
(Discussion and Analysis by the General Director as to the Financial Condition and Results of the Operation of the Company)

ANNEX 1

Non-consolidated
Final Printing

Comments on Fourth Quarter 2001 Results

Nadro's sales in 2001 increased by 2% on an annual basis, and 4.5% in the fourth quarter as compared with fourth quarter 2000. Selling prices firmed up toward the end of the year, even though the year in general was downbeat. The competitive environment was more stable in 2001, and the Company's gross margin increased to 9.9% in the last quarter due to more favorable conditions from suppliers. The fourth quarter operating profit of Ps160 million does not reflect an additional Ps30 million which were deferred to January because the merchandise could not be shipped in December. Since inventory turnover was high, most of it was sold in January. If this additional amount were added to operating profit in the 4th quarter, the gross and operating margins would have been 10.6% and 4.5% respectively.

The lack of debt on the balance sheet was the reason for a positive Integral Financing Cost of Ps9.7 million for the year. The addition of Other Income for Ps18 million contributed to a Pre-Tax Income of Ps531 million in 2001. EBITDA for the year was Ps549 million and Ps171million for the 4th quarter. However, adding the previously mentioned items would have resulted in an EBITDA of Ps579 million for the year and Ps201million for the quarter, representing real increases of 4.8% and 12.3% respectively.

Nadro registered a Tax Provision of Ps79.7 million and Ps 119 million in Deferred Taxes for the year 2001, as a result of the high level of purchases in November and December. In compliance with Accounting Bulletin D-4, the Company's total Tax Provision was equal to 37.5% of Pre-Tax Income. In the view of Nadro's auditors, the recognition of a Deferred Tax implies that all Mexican companies should incur in an effective tax-rate equal to, or higher than, 35% of Pre-Tax Income.

An Extraordinary credit of Ps48 million was due basically to a reduction in the overall tax burden, as the Company did not incur in Income Tax, but rather, in Tax on Assets. However, this Asset Tax does not have to be disbursed, as the law relating to such taxes allows the unfavorable difference to be credited to Income Tax paid over the last three accounting periods, which was the case of Nadro.

As a result of all the previous items, Nadro registered a Net Profit of Ps380 million in 2001, which was 29.4% higher than that of the year 2000, and in spite of Ps119 million in Deferred Taxes which were recognized. The fourth quarter Net Profit of Ps158 million was 77% higher than that of the same quarter of 2000. It is worthwhile mentioning that because of the lack of debt, among other things, Nadro's bottom line is not distorted by inflation accounting, and is more comparable over time.

Because of the Company's financial state, and due to ongoing good negotiations with suppliers, the balance in cash and banks at year end was 211% higher than that of 2000, and stood at Ps603 million. These funds will be deployed mostly to pay suppliers over the next few weeks.

It is worth mentioning that the growth in sales did not imply a significant increase in receivables, which were only 7.8% higher in real terms, and, at Ps1,981 million , represented 43.7 days of sales. Nadro's client portfolio remains in excellent shape, and we can safely say that there are no hidden losses in our receivables portfolio. Our Company's growth continues to be conservative and solid.

In recent weeks many concerns have been expressed about accounting practices, specifically relating to revenue recognition and registration of costs and sources of financing. In this context, we are glad to inform that Nadro's financial statements have always been elaborated in strict compliance with the most conservative accounting practices, and we are comfortable that these reports reflect the Company's true economic situation.

In recent months, Nadro's daily stock volume has improved, reaching 90,000 shares traded/day, which has allowed it to maintain a rating of "medium liquidity".

For the year 2002, Nadro expects not only to maintain a solid position in the market, but to improve, depending on the prevailing conditions of the economy.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro
Nadro, S.A. de C.V.

Quarter: 4 Year: 2001

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES

The most important accounting principles followed by the Company, NADRO, S.A. DE C.V., that affect the most important items of the financial statements, and which are in accordance with generally accepted accounting principles, can be quoted as follows:

(A) Change of Accounting Principles

As of 2001, the Company changed its accounting policies with respect to the payment of incentives to employees corresponding to the fourth quarter, which were entered affecting the results of each fiscal year, disbursing them in the first quarter of the following year against such entry. The accumulated effect of this accounting policy change, net of Income Tax and Employee Profit Sharing for 2000, was $14,018 constant pesos.

(B) Bulletin D-3, Labor Obligations:

The retirement remuneration plan, which includes pensions for retirement, death, incapacity and seniority premium is held in an irrevocable trust managed by Acciones y Valores de México, S.A. de C.V., based on actuarial studies, using the "unitary projected credit method". The legal indemnification is accounted for under the same method, based on actuarial calculations without reserving any fund.

Calculation was made using real rates (net of inflation) for the actuarial calculations of pensions and seniority premiums, and the related assets and liabilities, which are deemed as non-monetary for purposes of application of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information), based on Bulletin D-3 (Labor Obligations), both issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, A.C.

The amount of the previous services and modifications to the plan, as well as the variations in actuarial assumptions and adjustments due to experience based on projected salaries, were calculated by determining the present value of the previous services, on the date the plan was

modified, and are being amortized on the basis of the average remaining labor life of those employees who are expected to benefit from the plan.

As Projected Net Liabilities is recognized the obligation for projected benefits, net of items pending to be amortized, less the plan's assets.

As of December 31, 2001, an additional liability was recognized because the current net liabilities were greater than the estimated net liabilities in an amount of $17,556.

(C) Preparation basis:

Financial statements have been restated on the basis of the provisions of Bulletin B-10 of the Commission of Accounting Principles (Recognition of the Effects of Inflation in the Financial Information) and its five amendments.

(D) Investments in securities and shares:

Represent investments made by the company in on demand and term deposits and in negotiable instruments.

On demand and term deposits are valued at their acquisition cost, whereas negotiable instruments are valued at their market price.

(E) Inventories:

Inventories are valued at cost, under the First-In-First-Out method (FIFO), which is lower than market value.

(F) Land and equipment:

Properties and equipment are registered at their cost. Modifications and substitutions that do not extend the useful life of the assets are accounted for as expenses for the corresponding accounting period.

(G) Depreciation:

The Company calculates the depreciation of its fixed assets based on their closing balances. Depreciation for the accounting period was calculated according to the straight line method, based on the estimated useful life of the assets, as set forth by appraisals of independent experts.

(H) Recognition of the Effects of Inflation in the Financial Information:

The concepts, methods and criteria related to the recognition of the effects of inflation in the financial statements, following the provisions of Bulletin B-10, issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants are summarized below.

Provisions contained in the third document of amendments to Bulletin B-10 require, in general terms, that the figures in the financial statements be expressed in pesos of purchasing power as of the date of the last reported balance sheet, allowing for the comparison between them.

The following are the restated items of the financial statements and the procedures used:

a) Inventories- Inventories were restated at their replacement value.

b) Cost of sales - The cost of sales is expressed at replacement values, whose result is similar to that obtained by the Last In-First Out (LIFO) inventories valuation method.

c) The properties and equipment and the cumulative depreciation were restated, through adjustment factors, derived from the National Consumer Price Index (INPC), without exceeding their net sale value.

d) Shareholders' equity restatement - Capital stock accounts, premium for subscription of shares, legal reserve, reinvestment reserve, reserve for acquisition of own shares, retained earnings and the cumulative effect of deferred taxes were restated through adjustment factors, derived from the National Consumer Price Index (INPC).

e) Excess (insufficiency) in the restatement of stockholders' equity - This item represents the level at which the company has been or has not been able to maintain the purchasing power of the shareholders' contributions and of the accumulated results, and results from the addition of the accumulated result of asset monetary position and the accumulated result from the ownership of non-monetary assets.

f) Integral cost of financing - It includes the net effect of earned and paid interests, exchange rate fluctuations and the result of monetary position. The result of monetary position represents the cost or the benefit of maintaining monetary assets or liabilities during inflationary periods, given that the face value of such assets and liabilities remains unchanged but their purchasing power is modified. This result is calculated by applying, at the beginning of every month, the National Consumer Price Index (INPC) to the net monetary position, and to the result so obtained the index factor to the end of the fiscal year.

g) Statement of changes in financial position - This statement presents changes in constant pesos, based on the financial situation at the closing of the previous year, restated to pesos at the closing of the current year.

(J) Income Tax And Employee Profit Sharing:

Until 1999, the anticipated or deferred effect of those items whose accumulation or deduction for fiscal purposes would be recognized in different years, in the short term, with respect to their recognition for accounting purposes was not recorded because such effect was not significant.

As of January 1, 2000, the Company adopted the provisions established in the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Profit Sharing" issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants.

As a result of the foregoing, in order to recognize deferred Income Taxes, the Company changed its method of recognition from that of partial liability to that of integral assets and liabilities, which compares the accounting and fiscal values of these assets and liabilities, giving rise to temporary differences to which the corresponding tax rate must be applied.

(5) Investment Shares:

The investment in shares as of December 31, 2001, corresponds to Compañía Controladora de Farmacias, S.A. de C.V.

(10) Labor Obligations:

The Company complies with the requirements of Bulletin D-3 (Labor Obligations), issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, through what is shown in Note 2 mentioned above given that the Company already has a retirement remuneration plan, that includes pensions for retirement, death, incapacity and seniority premium. Likewise, the Company makes a provision for the legal indemnification based on actuarial calculations by an independent expert.

(13) Income Tax:

The Company determines its fiscal year results based on the fiscal provisions in effect. Thus, the Company deducts its purchases instead of its cost of sales, restates its depreciations using the National Consumer Price Index (INPC), and accumulates or deducts inflationary earnings or losses due to the effect that inflation has on credits and debts.

According to the new Bulletin D-4 effective as of January 1, 2000, the expense for Income Tax shall recognize the deferred effect arising from all temporary differences between the accounting and fiscal balances of the balance sheet, applying the tax rate effective as of the date of the financial statements.

(15) Deferred Income Tax and Employee Profit Sharing:

The Company must apply the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Profit Sharing" issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants in force as of January 1, 2000, in order to update and adjust the treatment of these items in accordance with recent international procedures, in tune with a global economic environment, considering the present situation of domestic companies.

Determination of Deferred Taxes is carried out according to the assets and liabilities method that compares their accounting and fiscal values, giving rise to temporary differences to which the corresponding tax rate must be applied.

The main temporary differences that generate deferred tax liabilities in the Company are the deduction of purchases for fiscal purposes, instead of cost of sales for accounting purposes, different depreciation rates and the corresponding restatements of fixed assets.

NOTES TO THE FINANCIAL STATEMENTS

THE EXCESS OR INSUFFICIENCY IN SHAREHOLDERS' EQUITY IS AFFECTED BY THE EFFECT OF DEFERRED TAXES AS FOLLOWS:

	2001	2000
DEFERRED	702,467	702,467
EXCESS OR INSUFFICIENCY	1,149,913	1,056,675
	1,852,380	1,759,142

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NO APLICA		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**898**
TOTAL					**898**

NOTES

STOCK EXCHANGE COD **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **NON CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	257,193	17,908	239,285	118,917	32,714	325,488
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	82,562	31,743	50,819	34,159	24,967	60,011
OFFICE EQUIPMENT	27,602	7,999	19,603	11,195	8,092	22,706
COMPUTER EQUIPMENT	64,101	40,897	23,204	45,617	43,746	25,075
OTHER	71,098	25,104	45,994	49,774	28,486	67,282
DEPRECIABLES TOTAL	**502,556**	**123,651**	**378,905**	**259,662**	**138,005**	**500,562**
NOT DEPRECIATION ASSETS						
GROUNDS	49,425	0	49,425	48,905	0	98,330
CONSTRUCTIONS IN PROCESS	17,577	0	17,577	0	0	17,577
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**67,002**	**0**	**67,002**	**48,905**	**0**	**115,907**
TOTAL	**569,558**	**123,651**	**445,907**	**308,567**	**138,005**	**616,469**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
UNSECURED DEBT																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED DEBT																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
VARIOS			2,806,398	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			2,806,398	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			38,922	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**38,922**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			2,845,320	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

(16)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,863,307	2,678,467	(815,160)	0.01	(4,519)
FEBRUARY	2,024,597	2,503,671	(479,074)	0.00	317
MARCH	1,968,955	2,198,540	(229,585)	0.01	(1,455)
APRIL	2,070,773	2,057,949	12,825	0.01	65
MAY	2,266,147	2,377,855	(111,708)	0.00	(256)
JUNE	2,320,077	2,412,639	(92,562)	0.00	(219)
JULY	2,199,772	2,184,479	15,292	0.00	(40)
AUGUST	2,179,887	2,233,695	(53,809)	0.01	(319)
SEPTEMBER	2,055,293	2,150,364	(95,071)	0.01	(885)
OCTOBER	2,042,623	2,091,478	(48,856)	0.00	(221)
NOVEMBER	2,208,397	2,444,389	(235,993)	0.00	(889)
DECEMBER	2,284,539	2,810,597	(526,058)	0.00	(14,432)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(22,853)**

NOTES

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
1 1 NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
1 1 NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**
NADRO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACAPULCO, GRO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,894	100
CULIACAN, SIN.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,593	100
CHIHUAHUA, CHI.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,255	100
GUADALAJARA, JAL.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	4,328	100
LEON, GTO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	5,373	100
MERIDA, YUC.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	1,904	100
MEXICALI, B.C.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,396	100
MEXICO, D.F. [IZTAPALAPA]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	8,956	100
MEXICO, D.F. [VALLEJO]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	6,027	100
MONTERREY, N.L.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,656	100
MORELIA, MICH.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,806	100
PUEBLA, PUE.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,264	100
TUXTLA, CHIS.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,539	100
VERACRUZ, VER.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,983	100
VILLAHERMOSA, TAB.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,534	100

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **4** YEAR: **2001**

NADRO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
1 1 NO APLICA					

NOTES

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACEUTICOS		0	0	15,060,831			DIVERSAS FARMACIAS
NO FARMACEUTICOS		0	0	1,256,429			DIVERSAS FARMACIAS
TOTAL				16,317,260			

(21)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
1 1 NO APLICA		0	0				
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000**	315,152
Number of shares Outstanding at the Date of the NFEA: (Units)	611,006,317

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	B	1.00	15/06/2001	1.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	B	611,006,317.00	15/06/2001	14,603.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	2,460,094
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	4,948,441
- DETERMINED RFE	0
- NON DEDUCTABLES	5,951,567
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	328,271
Number of shares Outstanding at the Date of the NFEA: (Units)	615,595,680

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 110,959

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 611,006,317

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	B	611,006,317.00	15/06/2001	110,959.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	2,460,094
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	4,998,441
- NON-DEDUCTABLES	5,951,567
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 615,595,680

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** YEAR **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	441,709,110	173,136,570		614,845,680	1,018,324	400,394
TOTAL			**441,709,110**	**173,136,570**	**0**	**614,845,680**	**1,018,324**	**400,394**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
614,845,680
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	750,000	10.20000	2.99000

STOCK EXCHANGE CODE **NADRO** QUARTER: **4** YEAR **2001**
NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. GUILLERMO PEREZ CEREZO
DIRECTOR GRAL. ADJUNTO CORPORATIVO

C.P. FERNANDO OCAÑA AHEDO
DIRECTOR DE CONTRALORIA CORPORATIVA

MEXICO, D.F., AT MARCH 5 OF 2002

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 5/03/2002 10:44**

General Information About The Company

Corporate Name:	Nadro, S.A. de C.V.
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext. 1633
E-mail:	contralor@compuserve.com.mx
Internet Address:	http:/www.nadro.com.mx

Fiscal Information About The Company

Company Tax Code:	NAD901023GRA
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District

Payment Officer

Name:	C.P. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633

Chief Executive Officer

Title MSE:	Chairman of the Board of Directors
Title:	Chairman of the Board of Directors
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 5/03/2002 10:44**

Title MSE:	Chief Executive Officer
Title:	Chief Executive Officer
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Chief Financial Officer
Title:	Chief Financial Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Quarterly Information
Title:	Corporate Controller
Name:	Mr. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Second Party Responsible for Quarterly Financial Information
Title:	Corporate Treasurer
Name:	Mr. Jorge Cazares Zenteno
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 5/03/2002 10:44**

Title MSE:	Director of Legal Department
Title:	Resident Attorney
Name:	Mr. Hector Moreno Limon
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Secretary of the Board of Directors
Title:	Secretary of the Board of Directors
Name:	Mr. Pablo Suinaga Lanz Duret
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Assistant Secretary of the Board of Directors
Title:	Assistant Secretary of the Board of Directors
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Information to Stockholders
Title:	Head of Investor Relations
Name:	Mr. Alfredo Romero Ceceña
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 5/03/2002 10:44**

Title MSE:	Party Authorized to send Information through EMISNET
Title:	Chairman of the Board
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Authorized to send Relevant Information through EMISNET
Title:	Assistant Chief Executive Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
NADRO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.